

2023 REPORT

Ravel Health

LETTER

Dear investors,

This past year has been challenging, humbling, invigorating, and rewarding. The first few months of the pilot were like drinking from a fire hose and we're still learning every day. But the notes we're getting from patients is already making it all worthwhile. And we're excited that more than 95% of the pilot patients are staying with us as we move into the post-pilot phase. We can't thank you enough for your support and belief in what we're doing!

We need your help!

We'd love to have help getting the word out about our services and mission! We'll be launching in multiple other states outside of Colorado soon and we want to help as many patients as we can. If you know of anyone who's suffering from not just Lyme, but other complex chronic illness (e.g., Long Covid, CFS/ME, RA, Fibromyalgia, etc.), please let them know they're not alone and there's a place they can turn to for help.

Sincerely,

Kevin Williams

Co-Founder

Co-Founder

Jaime Intile

Co-Founder

How did we do this year?

REPORT CARD



☺ The Good

We launched our pilot! This was multiple years in the making, and we went live with the pilot in CO in October.

We brought on a Chief Medical Officer (CMO), onboarded 7 Lyme & complex chronic illness-literate providers & launched w/30 patients.

The feedback we collected during the pilot was overwhelmingly positive and showed the need for Ravel.

☹ The Bad

Working with our patient population is challenging and we heard feedback that our patient/provider matching could be improved.

We need to set better expectations around our current patient services vs. what we're planning for in the future.

Our diagnostic & supplement partner integrations & benefits need to be better communicated and streamlined.

be better communicated and streamlined.

2023 At a Glance

January 1 to December 31


$$$$

$18,174
Revenue



-$31,062
Net Loss


IOU!

$3,829 +253%
Short Term Debt



$129,289
Raised in 2023



$148,182
Cash on Hand
As of 03/27/24

INCOME BALANCE NARRATIVE

Revenues Profit


$18,174
$0
-$7,679
-$31,062
2022
2023

Net Margin: -171% Gross Margin: 24% Return on Assets: -59% Earnings per Share: -$0.03

Revenue per Employee: $9,087 Cash to Assets: 100% Revenue to Receivables: ~ Debt Ratio: 7%

Ravel_GAAP_Financials_2021.pdf

Ravel_GAAP_Financials_2022.pdf

Ravel_GAAP_Financials_2023.pdf

We ❤ Our 34 Investors

Thank You For Believing In Us

Ashley Shambaugh	Trisha Springer	Scott Bedford	Heather Gray	Rachael Rose	Michelle Pujol
Dr. Jordan Faulkes-...	Aaron Wilkerson	Matthew Parsons	James Warner	Ronald Runyan	Lauren Lovejoy
Beth Weeks	Sanjoy Biswas	Chris Tefft	Rebekah Senk	Erin Leyen	Brian Giegerich
Kristy Koerner	Nancy Steinhauser	Weston Finfer	Mary Edith Nehls...	Mark Demyanovich	Nicholas Chuff
Mark Hutmacher	Kim Weinstein	Alison Mchenry-...	Sunil Kurup	Timothy S Pagano	

Thank You!

From the Ravel Health Team



Kevin Williams

Co-Founder

Chronic Lyme patient, successful software development firm founder & tech entrepreneur who's completed hundreds of digital projects, with tens of thousands of...



Jaime Intile

Co-Founder

Chronic Lyme patient with decades of experience in marketing & leadership development and a proven track record for building highly successful teams



Dr. Tom Moorcroft, DO

Chief Medical Officer & Pilot Lead

Dr. Tom treats some of the sickest, most sensitive patients suffering from chronic Lyme disease, tick-borne co-...



Dr. Darin Ingels, ND

Advisory Team & Pilot Lead

Naturopathic Doctor, author, international speaker & leading authority on Lyme, who overcame his own 3-year battl...







Dr. Richard Horowitz, MD [in]

Advisory Team

Board-certified internist with 30+ years of experience treating over 13,000 patients for Lyme & associated tick-borne disorder...



Timothy J. Sellati, Ph.D. [in]

Advisory Team

As Chief Scientific Officer at Global Lyme Alliance (GLA), Dr. Sellati leads strategic planning and coordinates research...



Lauren Lovejoy [in]

Advisory Team

Founder & President, Lyme Warrior: Tireless advocate & one of the most connected leaders in the space, working to...



James Maskell [in]

Advisory Team

Serial healthcare founder, nationally renowned author & in-demand speaker, with one of the largest functional medicine...

Details

The Board of Directors

Director	Occupation	Joined
Kevin Williams	Managing member @ Ravel Health LLC	2019
Jaime Intile	Managing member @ Ravel Health LLC	2021

Officers

Officer	Title	Joined
Kevin Williams	Co-Founder	2019
Jaime Intile	Co-Founder	2021

Voting Power ❓

Holder	Securities Held	Voting Power
Jaime Intile	497,500 Class A Units	50.0%
Kevin Williams	497,500 Class A Units	50.0%

Past Equity Fundraises

Date	Amount	Security	Exemption
12/2020	$10,000		Section 4(a)(2)
12/2020	$5,000		Section 4(a)(2)
12/2021	$47,245		Section 4(a)(2)
12/2021	$1,085		Section 4(a)(2)
01/2023	$55,639		Section 4(a)(2)
05/2023	$73,650		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Kevin Williams ❓	12/31/2021	$1,085	$1,086 ❓	0.0%		Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Units	995,000	995,000	Yes
Class M Units	54,999	54,999	No

Warrants: 0
Options: 0

Form C Risks:

We will be offering the ability for patients to add Lyme-literate nutritionists and mental health therapists to their virtual care team. As such, there will be different skillsets and personalities at play and we'll have to create well-communicated guardrails and effectively manage these teams so they provide value vs. confusion to the patient.

There is a supply and demand issue in the Lyme community, with the number of patients needing services exceeding qualified Lyme-literate providers, which could affect the speed at which we're able to scale. However, in conjunction with our CMO, we're formulating a plan to offer baseline training through Ravel. Providers would be able to take the training and "graduate" into offering services on the platform, with a mentor helping guide their steps.

Other proven telehealth companies could conceivably add Lyme to their current offerings since they already have the infrastructure in place to do so, though we think it would be difficult, as Lyme and tickborne disease is complex to diagnose and treat.

Telehealth laws were significantly relaxed during Covid, though some of the restrictions that were loosened are set to be put back in place. Each state has different laws, in addition to federal law, which makes for an inherently complicated landscape to navigate.

We will give our providers the ability to personalize and customize diagnostics and treatment for patients, however, we will ask them to do so within a framework that has constraints around it. This could be a challenge for our providers and a line we have to walk, and it might take time to find the right balance.

Our pilot launches October 2023 to prove the business model, and there's a chance we might need to change some aspects of how we're handling things if our model doesn't work as anticipated.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a

Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The

management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of

the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Ravel Health LLC

Colorado Limited Liability Company
Organized October 2019
2 employees
2255 Sheridan Blvd
Unit C-256
Edgewater CO 80214 http://ravel.health

Business Description

Refer to the Ravel Health profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Ravel Health is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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